April 1, 2010
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Mark Webb, Legal Branch Chief

Re:	First BanCorp
Preliminary Proxy Statement on Schedule 14A
Filed March 25, 2010
File Number 1-14793
Dear Mr. Webb:
This responds to your letter dated March 30, 2010 to First BanCorp (the “Corporation”) regarding the Corporation’s Preliminary Proxy Statement on Schedule 14A. Set forth below in italics are the comments contained in your letter, together with our responses.
Certain Relationships and Related Person Transactions, page 26
1.	We note the disclosure in the last full paragraph on page 28 regarding a loan agreement with a related party. We also note that the loan has been classified as nonaccrual. Please revise to disclose all of the information about this transaction required by Item 404(a) of Regulation S-K, including, without limitation, the information required by Item 404(a)(5).

Response: The attached amended proxy statement expands the disclosure to add at the end of the last paragraph of the section entitled “Certain Relationships and Related Person Transactions” the following information, consistent with Item 404(a)(5): “The largest amount of the loan outstanding during fiscal 2009 was $10,715,668. As of March 30, 2010, the amount of the loan outstanding was $10,535,505. During 2009 and through March 30, 2010, $403,272 of principal has been repaid and $62,624 of interest has been paid, at an interest rate of 5%.”

Mr. Mark Webb
U.S. Securities and Exchange Commission
April 1, 2010

Proposal No. 3, page 32
2.	We note that you are seeking the authorization to issue common stock in exchange for cash or assets. Please revise to include the financial and other information required by Items 11(e) and 13(a) of Schedule 14A. If the “assets” are a business, please include the information required by Item 14 of Schedule 14A. See Note A to Schedule 14A.

Response: We have relied on Instruction 1 to Item 13 in not including in the proxy statement financial and other information pursuant to Item 13(a). In light of the FDIC’s recent instruction that we issue Common Stock, our focus now is on the sale of shares of Common Stock for cash. It is possible that an investor may want to acquire the shares for a combination of cash and assets, but we have not entered into any agreement relating to a sale of shares of Common Stock and have not negotiated a term sheet for a sale of Common Stock. Accordingly, at this time, we only expect to issue shares of Common Stock for cash. Instruction 1 to Item 13 provides that the financial and other information required by Item 13(a) may be omitted when the matter to be acted upon is the issuance of common stock for cash. Accordingly, the amended proxy statement has been revised as follows:
•	The third sentence of the first paragraph of Proposal No. 3 has been revised to state: In addition, although FirstBank’s capital exceeds the amount necessary for it to qualify as “well capitalized” for regulatory purposes, its risk profile is elevated because the performance of FirstBank’s outstanding loans and the current adverse relationship of nonperforming loans to capital could worsen as a result of the prolonged recession in the markets in which we operate. As a result of this, the FDIC has urged the Corporation to raise capital in an expedited process, in amounts sufficient to provide additional protection from the possibility that FirstBank will incur additional write-downs on its loan portfolio.

•	The last sentence of the first paragraph has been revised to state: “If we issue shares of Common Stock in a capital raise, it is not likely that we will make the exchange offer described in our registration statement filed on March 5, 2010 registering the offering of shares of Common Stock in exchange for shares of currently outstanding registered preferred stock.”

•	The following sentence has been added as the last sentence of the second paragraph: “Accordingly, we do not know whether the consideration that we determine to accept for the shares of Common Stock we issue in a capital raise will consist only of cash or of cash and other assets.”
3.	You state that any stock issuance pursuant to this proposal would almost surely substantially reduce the book value of each share of common stock and would dilute the voting power of current stockholders. Please revise to disclose the probable range of book value reduction and potential dilution to current stockholders.

Mr. Mark Webb
U.S. Securities and Exchange Commission
April 1, 2010

Response: We cannot disclose a probable range of book value reduction because we have not entered into any agreement relating to a sale of shares of Common Stock, have not negotiated a term sheet for a sale of Common Stock and have not even discussed any possible terms of a capital raise with any potential investors. Therefore, at this time, we cannot estimate a probable price range for the sale of Common Stock. Accordingly, we have revised the disclosure under “Effect of the Issuance of Shares of Common Stock” as follows:
•	After the fourth sentence, adding the following language: “In order to achieve our goals, we are seeking to sell at least 145,365,925 shares of Common Stock, the shares that are currently available for issuance. If stockholders approve the amendment of our Restated Articles of Incorporation, to the extent required, we may need to issue up to a total of approximately 645,365,925 shares of Common Stock. Since we have no idea at what price we may sell the shares, however, we cannot estimate the impact of the sale on our book value per share.”
4.	You refer in the first paragraph of this section to “potential FDIC-assisted acquisitions”. Please revise to describe what you mean by this phrase.

Response: The amended proxy statement explains what we mean by a “potential FDIC-assisted acquisition.” The second sentence in the first paragraph of Proposal No. 3 has been revised to state: “We believe that such issuance would be necessary to make us eligible to participate in acquisition opportunities in Puerto Rico, particularly FDIC-assisted transactions. In FDIC-assisted transactions, the FDIC typically provides assistance through loss sharing arrangements and other measures that limit the risks to the acquirer.”

5.	We note that you do not provide any details about a “potential FDIC-assisted acquisition.” Please revise to include a discussion of the material details of any such transaction, including the information required by Item 14 of Schedule 14A. Please consider, in that regard, the application of Note A to Schedule 14A.

Response: We cannot provide any details about an acquisition because the Corporation has not begun any negotiations of terms and conditions relating to a potential FDIC-assisted acquisition. Accordingly, we

Mr. Mark Webb
U.S. Securities and Exchange Commission
March 31, 2010

do not believe that Item 14 of Schedule 14A is applicable in this case. Moreover, as we disclosed, we are seeking approval of the issuance of shares of Common Stock so that we can engage in one or more issuances of Common Stock that could make us eligible to participate in acquisition opportunities, particularly any FDIC-assisted acquisitions, and would strengthen our capital position so that the Corporation has additional protection against the possibility of further write-downs to its portfolio.
6.	You state in the last full paragraph on page 32 that you intend to supplement the proxy statement if you enter into any agreements relating to the issuance of common stock. To the extent you have entered into any such agreements, please revise to update the preliminary proxy statement accordingly. Please also revise this paragraph to state that if you have not entered into an agreement by the annual meeting date, your stockholders will not have an opportunity to review and consider the terms of such an agreement prior to the vote on this proposal.

Response: As noted above, the Corporation has not entered into any agreement relating to a sale of shares of Common Stock and has not negotiated a term sheet for a sale of Common Stock. The attached amended proxy statement states the following at the end of the last paragraph under the title “Reasons for Issuance of Common Stock”: “If we enter into any agreement relating to the issuance of Common Stock after the date of the Annual Meeting, stockholders will not have the opportunity to review and consider the terms of such an agreement prior to voting on this proposal.”

7.	You disclose that the issuance of common stock may result in a change in control. Please revise to disclose the types of transactions that you are considering and why they would result in a change in control. Please also discuss the effects of a change in control on your stockholders.

Response: The attached amended proxy statement has been revised to explain (1) in a new second paragraph under the section entitled “Effect of the Issuance of Shares of Common Stock” why the issuance of Common Stock might result in a change in control and (2) in a new third paragraph in the section entitled “Risk Related to the Issuance of Common Stock,” the consequences of a change in control.
•	The following second paragraph has been added under “Effect of the Issuance of Shares of Common Stock”: “We believe that the issuance of shares of Common Stock to one investor could result in a change in control of the Corporation because we may need to issue all currently available shares of Common Stock, and, if the proposal to amend our Restated Articles of Incorporation is approved, up to a total of 645,365,925 shares, to the extent required.

Mr. Mark Webb
U.S. Securities and Exchange Commission
April 1, 2010

The issuance of the 145,365,925 shares of Common Stock currently available to one investor would result in that investor owning approximately 61% of our outstanding shares of Common Stock, which would give that investor control over the Corporation. If we issue 645,365,925 shares in a capital raise, the new investor(s) would own 87% of our outstanding shares of Common Stock. If we issue the shares to private equity investors, however, the transaction would not likely result in a change in control because private equity investors may not want to own or control more than 24.9% of our Common Stock to avoid being considered a bank holding company under the Bank Holding Company Act of 1956.”

•	The following paragraphs have been added under the section entitled “Risks Related to the Issuance of Common Stock”: “If we issue shares of Common Stock in a transaction, whether to one investor or to a group of private investors, that results in a change in control of the Corporation, the interests of current stockholders in the Corporation would be significantly diluted, as discussed above. Even if the capital raise results in a change in control, we expect that the Corporation would continue to be a public company with shares listed on the NYSE and that the capital investment sought would strengthen the Corporation’s ability to absorb any future losses on its loan portfolios.

Additionally, the Treasury’s anti-dilution right will be triggered if the Common Stock is sold at a price equal to less than 90% of the market value of the Common Stock as determined pursuant to the terms of the warrant. If the U.S. Treasury’s anti-dilution right is triggered, we will need to adjust the exercise price for and the number of shares underlying the warrant.”
* * * * *
Pursuant to the request of the staff, the Corporation acknowledges that: (i) the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure and responses to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have any further questions regarding these filings, please do not hesitate to contact the undersigned at (787) 729-8252 or Linda L. Griggs, of Morgan, Lewis & Bockius LLP, at (202) 739-5245.
Sincerely yours,

/s/ Lawrence Odell

Mr. Mark Webb
U.S. Securities and Exchange Commission
April 1, 2010

Lawrence Odell
Executive Vice President and General Counsel
cc: Linda L. Griggs